As filed with the Securities and Exchange Commission on November 29, 2004

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

DYNEA INTERNATIONAL OY

13 Snellmaninkatu, Helsinki, Finland

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☐	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

N/A

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Dynea International Oy

Management discussion and analysis for the three and nine month periods ended September 30, 2004

This discussion and analysis should be read together with the consolidated financial statements of Dynea International, and the notes related to those financial statements.

Some statements in this discussion are not historical facts and are “forward-looking.” Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Dynea International’s actual results, performance or achievements or industry results to be materially different from those expressed or implied by forward-looking statements. A discussion of important factors that could cause Dynea International’s actual results of operations or financial condition to differ from expectations is set forth from time to time in its periodic disclosures. Dynea International’s results for the period from January 1, 2004 to September 30, 2004 are not necessarily indicative of results that will be achieved during the year ending December 31, 2004.

The operating segments listed below are described in this report for the three and nine month periods ended September 30, 2004:

Panel Board Resins consist of businesses related to mainly formaldehyde-based resins that are used in manufacture of particle board, plywood, medium density fiberboard and oriented strand board. Dynea International manufactures such panel board resins in 32 plants and 21 countries. Most of the panel board resins plants also manufacture products for the industrial and surfacing segment.

Industrial and Surfacing consists of businesses related to industrial resins, wood and specialty adhesives and paper overlays products. Industrial resins are used for producing paper overlays, insulation materials and specialty products for applications such as abrasives, foam, friction products, filters, resins for foundry and molding compounds. Wood adhesives are used in the manufacture of engineered and interior wood products whereas specialty adhesives are used for paper and packaging applications. Paper overlays include both industrial and decorative paper overlays.

Other Operations includes several small non-core operations, such as the polyvinyl chloride manufacturing plant in Finland, and certain divisions such as business support, corporate functions and treasury operations.

Discontinued Operations includes the oil field chemical business segment that was sold in January 2003.

Operating results for the three and nine month periods ended September 30, 2004, compared to operating results for the three and nine month periods ended September 30, 2003.

The financial data for the three and nine month periods set out below are derived from Dynea International’s consolidated profit and loss accounts for this period. These consolidated financial statements were prepared in accordance with International Financial Reporting Standards (“IFRS”).

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All amounts in € millions	3 months ended	3 months ended	9 months ended	9 months ended
	September 30, 2004	September 30, 2003	September 30, 2004	September 30, 2003
Sales
Panel Board Resins	141.2	123.2	394.2	369.1
Industrial and Surfacing	129.3	112.5	369.4	352.7
Other Operations	6.2	6.3	20.5	21.0

Total	276.7	242.0	784.1	742.8
Primary Operating Expenses (1)
Panel Board Resins	(131.7)	(113.8)	(364.9)	(341.4)
Industrial and Surfacing	(118.5)	(106.7)	(331.7)	(327.3)
Other Operations	(9.0)	(9.8)	(28.6)	(30.5)

Total	(259.2)	(230.3)	(725.2)	(699.2)
Restructuring and Impairment
Panel Board Resins	-	-	(3.1)	-

Total	-	-	(3.1)	-
EBITDA (2)
Panel Board Resins	9.5	9.4	26.2	27.7
Industrial and Surfacing	10.8	5.8	37.7	25.4
Other Operations	(2.8)	(3.5)	(8.1)	(9.5)

Total	17.5	11.7	55.8	43.6
Depreciation and Amortization (3)
Panel Board Resins	(4.5)	(5.1)	(13.2)	(15.5)
Industrial and Surfacing	(4.7)	(6.8)	(14.2)	(20.7)
Other Operations	(0.8)	(0.9)	(2.4)	(2.4)

Total	(10.0)	(12.8)	(29.8)	(38.6)
Profit on sale of operations
Discontinued Operations	-	-	(1.9)	3.8
Operating Profit
Panel Board Resins	5.0	4.3	13.0	12.2
Industrial and Surfacing	6.1	(1.0)	23.5	4.7
Other Operations	(3.6)	(4.4)	(10.5)	(11.9)
Discontinued Operations	-	-	(1.9)	3.8

Total	7.5	(1.1)	24.1	8.8
Finance Costs
Interest expense, net	(11.3)	(11.1)	(33.5)	(37.1)
Other financial expense	(3.3)	(2.8)	(6.7)	(9.7)

Total Finance Costs	(14.6)	(13.9)	(40.2)	(46.8)
Shares of Results of Associates
and Joint Ventures	6.0	4.0	8.5	13.4
Income Tax Expense	(1.3)	(1.4)	(4.3)	(18.6)

Loss for the year	(2.4)	(12.4)	(11.9)	(43.2)
Attributable to:
Loss attributable to equity holders	(2.8)	(12.9)	(13.2)	(45.0)
Minority Interest	0.4	0.5	1.3	1.8

Loss for the year	(2.4)	(12.4)	(11.9)	(43.2)

(1)	Primary operating expenses represent changes in inventories of finished goods and work in progress, raw materials and consumables used, services and rents, staff costs and other operating expense, offset by other operating income and are equivalent to the sum of variable and fixed costs less restructuring and impairment charges, in prior periods.

(2)	EBITDA, as defined by the company, represents earnings before interest, taxes, depreciation and amortization charges. Because EBITDA is not calculated identically by all companies, the presentation herein may not be comparable to other similarly titled measures of other companies. We have included the EBITDA, a non-GAAP measure, because we understand that EBITDA is used by certain investors, not as a measure of our operating results, but as a measure of our historical ability to meet debt service and capital expenditure requirements. EBITDA should not be considered as an alternative measure of operating results, cash flow from operations, or debt determined under generally accepted accounting principles (GAAP).

(3)	As of January 1, 2004 Dynea International has applied the revised standard for business combinations, International Financial Reporting Standard 3 (IFRS 3), to its financial reporting. In accordance with the new standard, IFRS 3, goodwill and other intangible assets with indefinite useful lives should not be amortized. Depreciation and amortization charges included goodwill amortization of €2.7 million (€0.7 million for Panel Board Resins and €2.0 million for Industrial and Surfacing business segments) and €8.2 million (€2.0 million for Panel Board Resins and €6.2 million for Industrial and Surfacing business segments) in the three and nine months ended September 30, 2003, respectively.

The following sets forth the reconciliation between EBITDA and cash flow from operations for the three and nine months ended September 30, 2004 and 2003.

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All amounts in € millions	3 months ended	3 months ended	9 months ended	9 months ended
	September 30, 2004	September 30, 2003	September 30, 2004	September 30, 2003

EBITDA	17.5	11.7	55.8	43.6
(Loss)/profit on sale of operations	-	-	(1.9)	3.8
Working Capital Changes	(15.1)	15.7	(13.7)	2.6

Cash Flow from Operations	2.4	27.4	40.2	50.0

Sales

Dynea International’s sales in the three months ended September 30, 2004 increased by 14% to €276.7 million from €242.0 million in the three months ended September 30, 2003. Excluding the impact of foreign exchange rate fluctuations, Dynea International’s sales increased by 19% in the third quarter of 2004. Similarly, Dynea International’s sales in the first nine months of 2004 increased by 6% to €784.1 million from €742.8 million in the first nine months of 2003. Excluding the impact of foreign exchange rate fluctuations, Dynea International’s sales increased by 10% in the first nine months of 2004.

Panel Board Resins

Sales value from panel board resins increased by 15% to €141.2 million in the third quarter of 2004 from €123.2 million in the third quarter of 2003. Also, sales value from panel board resins increased by 7% to €394.2 million in the first nine months of 2004 from €369.1 million in the first nine months of 2003. Sales volumes increased by 10% in the three and nine months ended September 30, 2004 from the corresponding periods in 2003. Sales volumes increased both in the third quarter and first nine months of 2004 due to strong demand in all regions. During the third quarter and the first nine months of 2004, average selling prices were higher than in the corresponding periods in 2003.

In Europe, sales volumes from panel board resins increased by 3% in the third quarter of 2004 and 7% in the first nine months of 2004 compared with the same periods in 2003 due to increased demand in all regions. As a result of higher selling prices in the third quarter, total sales values from panel board resins in Europe increased by 6% compared to the third quarter in 2003. However, due to lower average selling prices during the first six month of 2004, total sales values from panel board resins in Europe stayed at the same level in the first nine months of 2004 compared to the previous year.

In North America, sales volumes from panel board resins increased by 16% in the third quarter of 2004 and 14% in the first nine months of 2004 compared with the same periods in 2003 as a consequence of an improved business environment and strong demand. Sales value from panel board resins in North America increased by 20% in the three months ended September 30, 2004 and 11% during the first nine months of 2004 from the corresponding periods in 2003 due to higher average selling prices in the third quarter. Excluding the impact of foreign exchange rate fluctuations, sales value from panel board resins in North America increased by 28% in the third quarter of 2004 compared with the same period in 2003 and by 19% in the first nine months of 2004 compared to the same periods in 2003.

In Asia Pacific, improved demand for panel board resins in the third quarter of 2004 resulted in an increase of 18% in sales volume in the third quarter of 2004 and 12% during the first nine months of 2004 from the corresponding periods in 2003. Sales values increased by 22% in the third quarter of 2004 compared to the same period in 2003. Similarly, in the first nine months of 2004, sales value from panel board resins in Asia Pacific increased by 11% compared to the nine months ended September 30, 2003.

Industrial and Surfacing

Sales value from industrial and surfacing increased by 15% to €129.3 million in the three months ended September 30, 2004 from €112.5 million in the three months ended September 30, 2003. Similarly, sales from industrial and surfacing rose by 5% to €369.4 million in the first nine months of 2004 compared with €352.7 million in the first nine months of 2003.

Within industrial and surfacing, sales volumes of industrial resins grew 23% in the three months ended September 30, 2004 from the three months ended September 30, 2003. Similarly, sales volumes of industrial resins were 15% higher in the first nine months of 2004 compared to the same period in 2003. The increase in sales volumes both in the third quarter and first nine months of 2004 resulted from generally improved market

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conditions and increased market share. Sales value from industrial resins rose by 21% during the third quarter of 2004 compared to the corresponding period in 2003. However, due to lower average selling prices caused by changes in the product mix in the first six months of 2004, sales value increased only by 5% during the first nine months of 2004 compared to the same period in 2003.

Increased demand led to an increase of 10% in sales volumes of wood and specialty adhesives during the third quarter and first nine months of 2004 compared to the same periods in 2003. Sales value increased 9% in the third quarter of 2004 from the corresponding period in 2003. However, sales from wood and specialty adhesives increased only by 3% during the first nine months of 2004 compared to the corresponding period in 2003 mainly due to a weaker Norwegian krona.

Sales volumes of paper overlays grew 12% and 13% during the third quarter and first nine months of 2004 compared to the same periods in 2003. However, sales values increased only by 10% and 5% in the third quarter and first nine months of 2004 compared to the corresponding periods in 2003 primarily due to a weaker US dollar.

Other operations

Sales in other operations decreased to €6.2 million in the three months ended September 30, 2004 from €6.3 million in the corresponding period in 2003. Sales in other operations decreased to €20.5 million in the nine months ended September 30, 2004 from €21.0 million in the corresponding period in 2003. These sales were predominantly from the operations of Dynea International’s PVC manufacturing plant.

Operating profit

Dynea International’s operating profit in the third quarter of 2004 increased to €7.5 million from a loss of €1.1 million in the third quarter of 2003. Similarly, Dynea International’s operating profit in the first nine months of 2004 increased to €24.1 million from €8.8 million in the first nine months of 2003. Increases in operating profit both in the third quarter and the first nine months of 2004 were a consequence of increased sales value. Another factor driving this increase in operating profit included the ceasing of goodwill amortization pursuant to IFRS 3 (as discussed below) as of January 1, 2004, which improved operating profit by €8.2 million in the first nine months of 2004. In addition, the one-off gain in 2003 on the sale of the oil field chemicals business segment contributed €3.8 million to the operating profit in the first nine months of 2003, while in the first nine months of 2004 additional expenses related to the sale of the oil field chemicals business amounted to €1.9 million. Also, as a result of relocation the production at the Engene plant to Lillestrøm plant in Norway during the third quarter of 2004, Dynea International recorded a gain of €1.8 million on the sale of assets within industrial and surfacing business.

As of January 1, 2004 Dynea International has applied the revised standard for business combinations, International Financial Reporting Standard 3 (IFRS 3), to its financial reporting. In accordance with the new standard, goodwill and other intangible assets with indefinite useful lives should not be amortized, but tested for impairment at least annually. Dynea International’s annual goodwill amortization amounted to €11.1 million in 2003. In addition, in accordance with IFRS 3, negative goodwill should be derecognized with a corresponding adjustment to the opening balance of retained earnings. Dynea International derecognized negative goodwill of €14.1 million as at January 1, 2004. Consequently, goodwill amounted to €188.6 million as at September 30, 2004 as compared to €176.3 million as at September 30, 2003.

Depreciation and amortization charges amounted to €10.0 million and €29.8 million in the three and nine months ended September 30, 2004 compared with €12.8 million and €38.6 million in the three and nine months ended September 30, 2003, respectively. Depreciation and amortization charges included goodwill amortization of €2.7 million and €8.2 million in the third quarter and the first nine months of 2003.

In March 2004, Dynea International initiated a reorganization of its North American resins businesses. The reorganization included changes in management and a reduction of personnel. As a result, approximately 70 positions were made redundant. The cost for the reorganization was €3.1 million, of which €0.7 million was charged in the first quarter and €2.4 million in the second quarter and redundancy payments will be paid out over the next 12 months. Annual savings are expected to exceed €4.0 million.

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Panel Board Resins

Operating profit for panel board resins products increased by 16% to €5.0 million in the three months ended September 30, 2004 compared with €4.3 million in the three months ended September 30, 2003. Similarly, operating profit for panel board resins products increased by 7% to €13.0 million in the first nine months of 2004 compared with €12.2 million in the corresponding period of 2003.

The increase in operating profit in the third quarter of 2004 compared to the same period in 2003 was mainly attributable to increased sales value, which increased by 10% in the third quarter of and first nine months of 2004 from the corresponding periods in 2003. Sales value increased due to higher demand for resins products. In addition, a restructuring charge of €3.1 million, which resulted from the reorganization of North American resins businesses, decreased the operating profit in the first nine months of 2004 compared to the same period in 2003.

In Europe, operating profit from panel board resins decreased during the three and nine months ended in September 30, 2004 compared to same periods in 2003 mainly as a result of lower profitability in continental Europe in 2004.

In North America, operating profit from panel board resins in the third quarter of 2004 increased from the corresponding period in 2003 due to cost savings resulting from restructuring and higher sales volume. Restructuring charges had a negative impact of €3.1 million on operating profit in the first nine months of 2004, but operating profit increased for the nine months ended September 30, 2004 from the corresponding period in 2003.

In Asia Pacific, operating profit was higher for the three months ended September 30, 2004 compared to the three months ended September 30, 2003 due to increased sales volume. As a result of raw material prices being higher in the first nine months of 2004, operating profit from panel board resins stayed at the same level during the first nine months of 2004 compared to the corresponding period in 2003.

Depreciation and amortization charges with respect to the panel board resins segment decreased to €4.5 million and €13.2 million in the three and nine months ended September 30, 2004 from €5.1 million and €15.5 million in the corresponding period in 2003 due to the cancellation of goodwill amortization. Depreciation and amortization charges included goodwill amortization of €0.7 million and €2.0 million in the three and nine months ended September 30, 2003.

Industrial and Surfacing

Operating profit for industrial and surfacing increased to €6.1 million in the three months ended September 30, 2004 from a loss of €1.0 million in the three months ended September 30, 2003. Similarly, operating profit for industrial and surfacing increased to €23.5 million over the course of the nine months ended September 30, 2004 from €4.7 million in the corresponding period of 2003. The increase in operating profit in the third quarter and first nine months of 2004 compared to the same periods in 2003 was mainly attributable to increased sales volume and the fact that first nine months of 2004 included a gain of €1.8 million on the sale of assets. In addition, the cancellation of goodwill amortization improved the operating profit for industrial and surfacing by €2.0 million in the third quarter of 2004 and €6.2 million in the first nine months of 2004.

Operating profit for industrial resins increased in the third quarter and first nine months of 2004 from the corresponding periods in 2003 mainly due to increased sales volumes practically in all regions.

Operating profit for wood and specialty adhesives increased in three and nine months ended September 30, 2004 from the same periods in 2003 as a result of strong sales volumes and higher product margins in 2004 compared to 2003. Also, the one-off gain on the sale of assets improved industrial and surfacing operating profit in 2004.

Strongly increased demand in North America led to an increase in the operating profit for paper overlays in the third quarter and first nine months of 2004 compared with the same periods in 2003.

Depreciation and amortization charges with respect to the industrial and surfacing segment decreased to €4.7 and €14.2 million in the three and nine months ended September 30, 2004 compared with €6.8 million and €20.7 million in the corresponding periods of 2003 due to weaker US dollar in the corresponding period in

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2004 than in 2003 and the cancellation of goodwill amortization in 2004. Depreciation and amortization charges included goodwill amortization of €2.0 million and €6.2 million in the three and nine months ended September 30, 2003.

Other operations

Operating loss associated with other operations decreased to €3.6 million in the third quarter of 2004 from a loss of €4.4 million in the third quarter of 2003 due to the decreases in administrative expenses of corporate functions. Similarly, operating loss associated with other operations decreased to €10.5 million in the nine months ended September 30, 2004 from a loss of €11.9 million in the nine months ended September 30, 2003. Depreciation and amortization charges for other operations were €0.8 and €0.9 million for the three month periods ended September 30, 2004 and 2003, respectively. Depreciations and amortization associated with other operations amounted to €2.4 million in the nine months ended September 30, 2004 and 2003.

Discontinued operations

There was an operating loss of €1.9 million reported from discontinued operations in the nine months ended September 30, 2004, compared to operating profit of €3.8 million in the nine months ended September 30, 2003, which were related to the sale of the oil field chemicals business in January 2003.

Finance costs

Interest costs increased slightly in the three months ended September 30, 2004. Net interest expense amounted to €11.3 million during the period, compared to €11.1 million in the three months ended September 30, 2003. The net interest expense increase of €0.2 million in the third quarter of 2004 resulted mainly from lower interest income.

The negative change of €0.5 million in other financial items in the three months ended September 30, 2004 is attributable mainly to fair value losses from interest rate derivatives (interest rate swaps from floating to fixed rate), which showed a loss of €0.8 million during the period compared to a loss of €0.1 million in the three months ended September 30, 2003. Foreign exchange items showed a loss of €0.2 million during the period compared to a loss of €0.5 million in the three months ended September 30, 2003 due to adverse movement in foreign exchange rates. Total finance costs increased to €14.6 million in the third quarter of 2004 from €13.9 million in the corresponding period of 2003.

Net interest expense amounted to €33.5 million in the nine months ended September 30, 2004 compared to €37.1 million in the nine months ended September 30, 2003. This resulted mainly from decreasing interest rates, which reduced the cost of our senior bank facility. Additionally, the repayments of senior bank loans reduced our net interest expense.

The positive change of €3.0 million in other financial items in the nine months ended September 30, 2004 is attributable mainly to foreign exchange gains and lower capitalized fees, which were higher in 2003 due to prepayments resulting from the sale oil field chemicals business. Foreign exchange gains showed a gain of €0.1 million during the period compared to a loss of €2.0 million in the nine months ended September 30, 2003. In the first nine months of 2004 other financial income and expense included €1.4 million in fees paid to the senior banks and advisors in connection with certain amendments to the senior credit facility in February 2004, as further described below. Total finance costs decreased to €40.2 million in the first nine months of 2004 from €46.8 million in the corresponding period of 2003.

Share of results in associates and joint ventures

Share of results in associates and joint ventures increased to €6.0 million in the third quarter of 2004 from €4.0 million in the third quarter of 2003. Also, share of results in associates and joint ventures decreased to €8.5 million in the nine months ended September 30, 2004 from €13.4 million in the nine months ended September 30, 2003. The decrease was mainly attributable to the performance of Dynea International’s 40% investment in the Methanor v.o.f. joint venture, which experienced declining revenue due a scheduled maintenance and lower average selling prices.

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Income tax expense

Income tax expense decreased to €1.3 million in the three months ended September 30, 2004 compared with €1.4 million in the three months ended September 30, 2003. During the first nine months in 2004, income tax expense decreased to €4.3 million compared with €18.6 million in the nine months ended September 30, 2003 due to the tax effect of the disposal of the oil field chemicals business.

Liquidity and financial condition

Dynea International made large interest payments during the three months ended September 30, 2004, mainly because of a scheduled semiannual interest payment of €15.3 million on the 12¼% notes due 2010, which was paid in August 2004. In addition, during the third quarter of 2004, Dynea International made interest payments worth €2.1 million on the senior bank facility. Dynea International raised €16.4 million from a new Term D senior credit facility and capitalized €0.1 million interest in August 2004, as described in more detail below.

At the end of September, Dynea International made also a prepayment of senior term-loans of €0.8 million from the proceeds of asset sales.

In February 2004, the senior lenders approved Dynea International’s 2004 business plan and Dynea International negotiated a waiver for all breaches of financial covenants relating to 2003 and certain modifications to the terms of the senior credit agreement, including less restrictive financial covenants relating to minimum debt-service, cash flow and interest-coverage ratios until December 31, 2004. Dynea International also agreed with the senior lenders in February 2004 to present its business plans for fiscal years 2005, 2006 and 2007 to the senior lenders for approval in December 2004, and if approved, the senior lenders will agree to the amendment of certain financial covenants for Q4 2004 and 2005 to 2007.

Dynea International also agreed in February 2004 with the senior lenders to introduce a new six year term loan facility under the senior credit agreement, the Tranche D loan facility, amounting to €31.7 million. The new facility was underwritten by our parent company, Dynea Oy, and was drawn in February and August 2004. The new facility carries an interest of LIBOR +3% plus 1% capitalized interest.

During the third quarter of 2004, €10.8 million of additional short-term loans were drawn under the revolving credit facility, and consequently at the end of September 2004 the total balance drawn from Dynea International’s revolving credit facility was €78.3 million, consisting of €62.5 million short-term loans and €15.8 million guarantees and letters of credit.

During the first nine months of 2004, interest paid amounted to €41.2 million and interest received totaled €1.1 million. Dynea International’s working capital affected company’s cash flow negatively due to considerably higher prices of our main raw materials. During the nine months ended September 30, 2004 the net working capital used cash of €13.7 million compared to generating cash of €2.6 million in nine months ended September 30, 2003. During the same period cash levels increased by €3.5 million, resulting in a total cash balance of €24.7 million at September 30, 2004 compared to €21.2 million at December 31, 2003.

At September 30, 2004, Dynea International’s net debt stood as follows:

	September 30, 2004	December 31, 2003
	(€ millions)	(€ millions)
Gross debt, nominal value	548.2	511.9
Capitalized fees	(18.7)	(21.9)
Gross debt, carrying value	529.5	490.0

Cash	24.7	21.2
Marketable securities	1.5	1.5
Net Debt	503.3	467.3

Dynea International has been advised by its parent company, Dynea Oy, that Dynea Oy had purchased approximately 45% of Dynea International’s outstanding 12¼% notes due 2010 in open market and privately

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negotiated transactions as at September 30, 2004. Dynea Oy holds 45% of Dynea International’s outstanding 12¼% notes due 2010 as at September 30, 2004.

Investing Activities

Investing activities used €18.6 million of cash in the first nine months of 2004 compared to generating €22.0 million in cash in the first nine months of 2003. The cash generated by investing activities decreased in 2004 because the disposal of oil field chemicals business segment contributed €73.9 million to investing cash flow in 2003, compared with a negative cash flow of €4.1 million relating to post-closing adjustments in 2004 in connection with the disposal of oil field chemicals business segment. In the first nine months of 2004, disposal of businesses included also a positive purchase price adjustment of €1.5 million related to sale of KCA Chemische Producte GmbH to the parent of Dynea International, Dynea Oy, in December 2000. In the first nine months of 2004, purchases of property, plant and equipment of €11.5 million related to investments in new paper overlays plant in China and the new panel board resins plant in Russia, as well as capacity expansion projects in North America and in Norway. The remaining capital expenditure of €6.7 million was for replacement investments at several sites during the nine months ended September 30, 2004. Purchases of property, plant and equipment amounted to €18.4 in the first nine months of 2003, of which approximately €7.4 million related to investments in new plants in China, Thailand and the USA. The remaining capital expenditure of €11.0 million was for replacement investments at several sites during the nine months ended September 30, 2003. Other investing cash flow included a €2.2 million sale of real estate in the nine month ended September 30, 2004. In the first nine months of 2003, other investing cash flow included a €2.7 million sale of real estate in France and Poland.

Shareholders’ equity

Because Dynea International Oy’s equity was below 50% of the share capital at December 31, 2003, the Annual General Meeting of the Shareholders resolved on April 28, 2004, in accordance with the proposal of the Board of Directors, to lower Dynea International Oy’s share capital by €222,034,000.00, from €293,000,000.00 to €70,966,000.00, in order to cover the accumulated losses of the company. The lowering of the share capital took place through the cancellation of the corresponding number of 2,220,340 common shares held by the sole shareholders of the company, Dynea Oy, with the book parity of a share (€100.00) remaining the same. The decrease in share capital was registered in the Finnish Trade Register on May 7, 2004.

Quantitative and Qualitative Market Risk Disclosure

Financial Risk Management

Dynea International’s business operations give rise to exposure to market risks due to changes in foreign exchange rates and interest rates as well as raw material prices. In addition, Dynea International’s high level of debt exposes it to the effects of changes in interest rates. To manage these risks, Dynea International enters into hedging transactions and generally uses derivative financial instruments, pursuant to established guidelines and policies, which enable Dynea International to mitigate the adverse effects of financial market risk. These hedging instruments are classified in a manner consistent with the item being hedged, meaning that the associated asset and liability items are marked-to-market at each balance sheet date through current period earnings.

Dynea International does not anticipate any material adverse effect on its consolidated position, result of operations or cash flows resulting from the use of derivative financial instruments. Dynea International cannot guarantee, however, that its hedging strategies will be effective, or that translation losses can be minimized or forecasted accurately.

Foreign Exchange Risk and Interest Rate Risk

Dynea International’s operations are conducted by many entities in many countries, and accordingly, its results of operations are subject to currency transaction risk and currency translation risk. Dynea International’s

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historical results were particularly affected by exchange rate fluctuations between the euro and other currencies, such as the U.S. dollar, the Norwegian kroner, and the Canadian dollar and also by exchange rate fluctuations between the Norwegian kroner against other currencies, such as the U.S. dollar. Foreign exchange exposures are managed against various local currencies, as Dynea International has a significant amount of worldwide production and sales.

Because Dynea International has global investments, production facilities and other operations, Dynea International has assets and liabilities and cash flows in currencies other than the euro. The equity changes caused by movements in foreign exchange rates are shown as translation difference in its financial statements. Dynea International hedges its exposures on a net exposure basis using foreign currency forward contracts. Dynea International’s main exposures are related to assets and liabilities denominated in the U.S. dollar, Canadian dollar, and Norwegian kroner. Dynea International’s businesses include a large portion of cross border and other sales incurring foreign exchange transaction risks, as well as raw material sourcing and other costs in various currencies. However, Dynea International’s main adhesive resin business sales are largely conducted within a limited geographic area near its production sites, which somewhat limits its foreign exchange transaction exposures.

Dynea International’s main objective of interest rate risk management will continue to be to reduce its total funding cost and to alter its interest rate exposure to the desired risk profile. Under the terms of the senior credit agreement, Dynea International was required to hedge at least 50% of the aggregate amount of the senior term loans through interest rate protection agreements for a period of at least three years. Historically, Dynea International has primarily borrowed in the euro, U.S. dollar, Canadian dollar, and Norwegian kroner, among other currencies and has hedged approximately 50% of borrowings against future movements in interest rates.

Raw Material Price Risk

Dynea International’s operations are exposed to raw material price risk arising mainly from movements in the price of the main raw materials methanol, urea, phenol, and melamine. As the prices Dynea International pays for the raw materials change quarterly or monthly, Dynea International is subject to considerable volatility in the prices it pays for such materials. Prices of methanol and urea are highly volatile, while prices of phenol and melamine are generally slightly less so. The sales prices of Dynea International’s products are primarily a function of several items including the prices of the raw materials Dynea International uses to make the products. This connection between the raw material prices and the sales prices gives protection against adverse changes in the raw material prices. However, Dynea International is not always able to fully pass through to the customers the fluctuations in the prices of the raw materials. Centralized procurement organization hedges Dynea International against some of the raw material price fluctuations through the use of purchasing contracts or commodity derivatives.

Interest Rate Exposure

As of September 30, 2004, Dynea International had €224.7 million in syndicated long-term variable rate debt, of which €139.3 million was hedged through LIBOR-based interest rate swaps. As of September 30, 2004, the swaps had a remaining average life of 1.6 years, the first one maturing in November 2004 (as shown in the table below). An interest rates average increase of 25 basis points would cause Dynea International’s annual interest expense to increase about €0.3 million.

Interest rate swaps involve the exchange of floating for fixed rate interest payments to effectively convert floating rate debt into fixed rate debt. The net fair values of Dynea International’s interest rate derivatives outstanding as of September 30, 2004 and September 30, 2003 were negative €0.7 million and negative €0.9 million, respectively.

10 (16)
Interest Rate Swaps	Notional
	Amount	Maturity

	(€ millions)
Variable to Fixed:
Norwegian kroner	42.0	March 2006 / October 2006 / November 2006
U.S. dollar	84.6	November 2004 / March 2005 / August 2006 / September 2006 /
		October 2006 / November 2006
Canadian dollar	12.7	March 2006

Short-term loans also involve interest rate risk. The Company mainly borrows under a revolving credit facility to cover working capital and other needs. The balance of the revolving credit facility was €63.3 million as of September 30, 2004.

Foreign Currency Exchange Rate Exposure

At September 30, 2004, Dynea International had foreign exchange contracts outstanding in various currencies. Dynea International’s primary net foreign currency exposures at September 30, 2004 included exposures to the U.S. dollar, Norwegian kroner and Canadian dollar. Consistent with the nature of the economic hedge of such foreign currency exchange contracts, decreases or increases in the underlying instrument or transaction being hedged would offset the corresponding unrealized gains or losses, respectively. The net fair values of Dynea International’s foreign exchange forward contracts that were outstanding as of September 30, 2004 and September 30, 2003, were negative €0.4 million and positive €0.4 million, respectively.

Raw Material Price Exposure

Dynea International’s primary raw material price exposure at September 30, 2004 included methanol, urea, phenol, and melamine. Dynea International had no commodity derivatives at September 30, 2004.

Procedures and Controls

Dynea International has carried out an evaluation under the supervision and with the participation of Dynea International’s management, including the CEO and the CFO, of the effectiveness of the design and operation of Dynea International’s disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon Dynea International’s evaluation, the CEO and the CFO have concluded that, as of September 30, 2004, the disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in the reports Dynea International files and submits under the Exchange Act is recorded, processed, summarized and reported as and when required. There has been no change in Dynea International’s internal control during the three months ending September 30, 2004 that has materially affected, or is reasonably likely to materially affect, Dynea International’s internal control over financial reporting.

Dynea International Oy and Subsidiaries				11 (16)
Consolidated condensed income statement

(unaudited)
(all amounts in € millions )

	3 months ended September 30, 2004	3 months ended September 30, 2003	9 months ended September 30, 2004	9 months ended September 30, 2003

Sales	276.7	242.0	784.1	742.8

Other operating income	2.4	2.1	8.1	7.4

Expenses	(261.6)	(232.4)	(733.3)	(706.6)
Depreciation and Amortization	(10.0)	(12.8)	(29.8)	(38.6)
(Loss)/profit on sale of operations	-	-	(1.9)	3.8
Restructuring and other related items	-	-	(3.1)	-

Operating profit	7.5	(1.1)	24.1	8.8

Finance costs
Interest expense, net	(11.3)	(11.1)	(33.5)	(37.1)
Other financial expense	(3.3)	(2.8)	(6.7)	(9.7)
Total finance costs	(14.6)	(13.9)	(40.2)	(46.8)

Share of result
of associates and joint ventures	6.0	4.0	8.5	13.4

Loss before income tax	(1.1)	(11.0)	(7.6)	(24.6)

Income tax expense	(1.3)	(1.4)	(4.3)	(18.6)

Loss for the period	(2.4)	(12.4)	(11.9)	(43.2)

Attributable to:

Loss attributable to equity holders	(2.8)	(12.9)	(13.2)	(45.0)

Minority interest	0.4	0.5	1.3	1.8

Loss for the period	(2.4)	(12.4)	(11.9)	(43.2)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DYNEA INTERNATIONAL OY

/s/ Filip Frankenhaeuser
Name:	Filip Frankenhaeuser
Title:	Executive Vice President and Chief Financial Officer

Date: November 29, 2004